Form 40-F
period 2008-12-31
Petroflow Energy Ltd
filed 2009-04-28
CIK 1359154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission File Number 001-34100
Petroflow Energy Ltd.
(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English (if applicable))
Alberta

(Province or other jurisdiction of incorporation or organization)
1311

(Primary Standard Industrial Classification Code Number (if applicable))
N/A

(I.R.S. Employer Identification Number (if applicable))
Suite 970, 717 – 7th Avenue S.W., Calgary, Alberta T2P 0Z3, Canada, Tel: (403) 539-4320

(Address and telephone number of Registrant’s principal executive offices)
Louis G. Schott, Petroflow Energy Ltd., 1335 W. Causeway Approach, Mandeville, Louisiana 70471, USA, Tel: (985) 674-6747

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, without Par Value	NYSE Amex
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Title of Class
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None.

Title of Class

SEC2285(03-07)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Common Shares: 29,571,094 as of December 31, 2008
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐ 82-	No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

INTRODUCTORY INFORMATION
     Unless otherwise indicated or the context otherwise requires, the following terms used in this Annual Report shall have the meanings below:
•	the term “Registrant” refers to Petroflow Energy Ltd.; and
•	the terms “we,” “us,” “our” or similar terms refer to the Registrant and its wholly-owned subsidiaries.
     Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.
FORWARD-LOOKING STATEMENTS
     Certain statements contained incorporated by reference into this Annual Report constitute forward-looking statements within the meaning of Section 27A of the 1933 Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. The use of any of the words “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “should,” “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct, and such forward-looking statements contained in this Annual Report should not be unduly relied upon. These statements speak only as of the date of this Annual Report. In particular, this Annual Report contains forward-looking statements pertaining to the following:
•	the performance characteristics of our oil and natural gas properties;
•	oil and natural gas production levels;
•	the size of the oil and natural gas reserves;
•	projections of market prices and costs;
•	supply and demand for oil and natural gas;
•	expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
•	treatment under governmental regulatory regimes and tax laws; and
•	capital expenditure programs.
     The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and in this Annual Report:
•	volatility in market prices for oil and natural gas;
•	liabilities inherent in oil and gas operations;
•	uncertainties associated with estimating oil and natural gas reserves;
•	competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
•	incorrect assessments of the value of acquisitions;
•	geological, technical, drilling and processing problems;
•	fluctuations in foreign exchange or interest rates and stock market volatility;
•	changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; and
•	other risk factors.
     Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. You are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Annual Report are expressly qualified by this cautionary statement. We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PRINCIPAL DOCUMENTS
     The following documents that are filed as exhibits to this annual report are incorporated by reference herein:
•	our Annual Information Form for the year ended December 31, 2008;
•	our Audited Consolidated Financial Statements for the years ended December 31, 2008 and 2007; and
•	our Management Discussion and Analysis for the years ended December 31, 2008 and 2007.
RESERVES DATA AND OTHER OIL AND GAS INFORMATION
     National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. We have provided the reserves data and other oil and gas information included in this Annual Report in accordance with NI 51-101. The information disclosed in this Annual Report, as well as the information that we disclose in future U.S. Securities and Exchange Commission (the “SEC”), may differ from the corresponding information prepared in accordance with U.S. disclosure requirements.
     The primary differences between the U.S. requirements and the NI 51-101 requirements are that (1) the U.S. standards require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves, and (2) the U.S. standards require that the reserves and related future net revenue be estimated under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made), whereas NI 51-101 requires disclosure of proved reserves and the related future net revenue estimated using constant prices and costs as at the effective date of the estimation, and of proved and probable reserves and related future net revenue using forecast prices and costs. The definitions of proved reserves also differ, but according to the Canadian Oil and Gas Evaluation Handbook (the reference source for the definition of proved reserves under NI 51-101), differences in the estimated proved reserve quantities based on constant prices should not be material. We concur with this assessment.
DIFFERENCES IN UNITED STATES AND CANADA REPORTING PRACTICES
     The Registrant’s financial statements, including those incorporated by reference into this Annual Report, are prepared in accordance with Canadian disclosure requirements and Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards, which disclosure, accounting and auditing requirements, principles and standards are different from those of the United States.
     Under a multijurisdictional disclosure system adopted by the United States, the Registrant is permitted to incorporate by reference into this Annual Report financial statements prepared in accordance with Canadian GAAP accompanied with a reconciliation of the Registrant’s financial statements to United States generally accepted accounting principles (“US GAAP”). Significant differences between Canadian GAAP and U.S. GAAP pertaining to the Registrant are described in Note 18 to the Registrant’s audited consolidated financial statements for the years ended December 31, 2008 and 2007, attached hereto as Exhibit 99.3.
DISCLOSURE CONTROLS AND PROCEDURES
     In accordance with the rules of the SEC, the Registrant maintains disclosure controls and procedures and, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of these disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2008.
     It should be noted that while the Registrant’s Chief Executive Officer and Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the Registrant’s disclosure controls and procedures or internal control over financial reporting to be an infallible preventative of all possible errors or improprieties. A control system, no matter how well conceived or operated, can, at best, provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
     This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
     This Annual Report does not include an attestation report of the Registrant’s registered public accounting firm (i.e., its independent auditors) regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
     There have been no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
     The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2008.
CODE OF ETHICS
     The Registrant has adopted the Code of Business Conduct and Ethics as its code of ethics applicable to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, including directors and employees and agents of Petroflow Energy Ltd. and its subsidiary companies and affiliates. A copy of the Code of Conduct and Ethics is available on Registrant’s website at http://www.petroflowenergy.com and the Registrant will provide a copy of the Code of Conduct and Ethics without charge to any person that requests a copy by contacting the Corporate Secretary at the address that appears on the cover of this Annual Report on Form 40-F.
IDENTIFICATION OF THE AUDIT COMMITTEE
     The Registrant has an Audit Committee comprised of three individuals: Mr. Richard W. Clark, Mr. Donald J. Rowden and Mr. David Elgie. Mr. Joseph Blandford was also a member of the Audit Committee in 2008, but resigned as of December 8, 2008. Messrs. Rowden, Elgie and Blandford all satisfy the independence standards under the rules of the NYSE Amex and Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The Registrant avails itself of the exemption for independence requirements set forth in Rule 10A-3(b)(1)(iv)(A) of the Securities Exchange Act of 1934. The Registrant has a majority of Audit Committee members that are independent under Rule 10A-3 and will be fully independent for Rule 10A-3 purposes within one year of the Registrant’s Form 40-F registration statement being declared effective on July 10, 2008.
AUDIT COMMITTEE FINANCIAL EXPERT
     The Registrant’s Board of Directors has determined that Donald J. Rowden, a member of the Registrant’s Audit Committee, is an audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F. Mr. Rowden has been deemed by the Registrant’s Board of Directors to be “independent” as such term is defined under the rules of the NYSE Amex.
     The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The aggregate fees for professional services rendered by PricewaterhouseCoopers LLP, Chartered Accountants, for the Registrant for the 2008 and 2007 fiscal years are shown in the table below:

Fees in Canadian Dollars	2008	2007
Audit Fees(1)	$205,426	$95,000
Audit-Related Fees(2)	$234,245	$56,500
Tax Fees(3)	$49,835	$27,416
All Other Fees	—	—

Total	$489,506	$178,916

(1)	Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including the restatement of the 2007 and 2006 audited financial statements.

(2)	Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. During fiscal 2008, the services provided in this category included audit of the US GAAP reconciliation in connection with the Form 40-F and Form S-8.

(3)	Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2008 and 2007, the services provided in this category include assistance and advice in relation to the preparation of corporate income tax returns.
     Pre-Approval Policy for Audit and Non-Audit Services
     The Audit Committee has not adopted specific pre-approval policies and procedures for the engagement of non-audit services, and deals with such matters on an ad hoc basis. Nonetheless, all audit and non-audit services in 2008 and 2007 were pre-approved by the Audit Committee prior to engagement of such services.
OFF-BALANCE SHEET ARRANGEMENTS
     The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	$CDN	$CDN	$CDN	$CDN	$CDN
Long-Term Debt Obligations (1)	101,764,599	—	101,764,599	—	—
Capital (Finance) Lease	24,297,334	10,746,665	13,550,669	—	—
Obligations (2)
Operating Lease Obligations (3)	736,097	309,784	392,273	34,040	—
Asset Retirement Obligation (4)	1,520,690	—	—	—	1,520,690

Total contractual obligations	128,318,720	11,056,449	115,707,541	34,040	1,520,690

(1)	The Registrant’s long term debt obligation consists of a revolving credit facility with a U.S. Based bank. The facility is dependent upon continued yearly reserve additions, with current availability as of December 31, 2008 of U.S. $110,000,000 made up of a primary “A” facility of $US 102 million bearing interest at LIBOR plus 2% to LIBOR plus 2.5% depending on the percentage of funds actually borrowed or the base rate. The “B” facility of $US 8,000,000 with an interest rate of LIBOR plus 4% or the base rate plus 1.5%. At year end the “A” facility had a maturity date of January 1, 2012 and the “B” facility had a maturity date of January 1, 2010. As at December 31, 2008 a total of $101,764,599 (U.S. $83,222,603) was drawn on this facility. Subsequent to December 31, 2008, the Registrant entered into an amended credit facility agreement (the “Amended Facility”). The Amended Facility is U.S. $200,000,000 revolving credit facility with a U.S. based bank. This facility is dependent upon continued yearly reserve additions, with current availability of U.S. $110,000,000 which is all included in the “A” facility. The “B” facility which formerly had a limit of U.S. $8,000,000 has been retired. There is an interest rate floor on the Amended Facility of 5.5%. At present no repayments are due under the Amended Facility until maturity. The Amended Facility is subject to a semi-annual review and the Registrant must meet certain debt covenants on a quarterly basis. If the Registrant fails to meet any of its debt covenants, amounts due under the Amended Facility may be declared by the bank to be immediately due and payable. Significant covenants are as follows:
a)	The Registrant must maintain a ratio of current assets to current liabilities equal to or greater than 1:1 with current assets to include any unused availability on the Amended Facility.
b)	The Registrant must maintain a Funded Debt to earnings before interest, taxes, depreciation, and amortization (EBITDA) Ratio meeting the following guidelines. For the quarter ending (i) December 31, 2008, permit the ratio of Funded Debt to EBITDA for that preceding quarter to be greater than 4.25:1.00; (ii) March 31, 2009 and the two successive quarters thereafter, permit the ratio of Funded Debt to EBITDA for the preceding respective quarters to be greater than 5:50 to 1:00; and (iii) (ii) December 31, 2009 permit the ratio of Funded Debt to EBITDA for the preceding quarter to be greater than 4:50 to 1:00. For the purpose of calculating the foregoing ratio for (x) each quarter in the calendar year 2008, EBITDA will be annualized by multiplying the EBITDA for that period by 4 and (y) the quarter ending March 31, 2009 and each quarter thereafter, EBITDA calculated on a trailing four-quarter basis.
c)	The Registrant must not permit the ratio of EBITDA to Interest Expense for the quarter ending (i) March 31, 2008 for that preceding quarter to be less than 2.50:1.00 (ii) June 30, 2008 for that preceding quarter to be less than 2.75:1.00 and (iii) on the last day of each quarter thereafter for the immediately preceding quarter to be less than 3.00:1.00.

(2)	As part of its Oklahoma farm-in agreement, the Registrant will pay a capital recovery fee for infrastructure and salt water disposal facilities (the “facilities”) over a three year period. This fee is based on the cost of the facilities. Under Canadian GAAP, the costs attributable to the facilities meet the capital lease criteria and, accordingly, have been capitalized. A summary of the obligations under the capital lease is as follows:

2009	$13,437,908
2010	10,249,243
2011	4,635,725

Total minimum lease payment	28,322,876
Less amount representing annual interest at 12.0%	(4,025,542)

24,297,334
Less current portion	(10,746,665)

$13,550,669

(3)	The Registrant’s operating lease obligations mainly consist of office rental agreements over various terms with third parties. Annual commitments are as follows:

2009	$309,784
2010	230,956
2011	80,231
2012	81,086
2013	34,040

$736,097

(4)	The Registrant’s asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites and processing facilities, all of which have estimated costs to abandon and reclaim that will be incurred in the future. As at December 31, 2008, the Registrant estimated that undiscounted cash flows of $9,105,357 (2007 — $4,046,077) are required to settle its asset retirement obligations which are expected to be incurred between 2009 and 2048. An inflation rate of 2% and a credit-adjusted risk-free rate of 8% were used to calculate the fair value of the asset retirement obligations as at December 31, 2008. Subsequent adjustments to the initial asset and liability are recorded to reflect revisions to estimated future cash flow requirements.
The Registrant’s asset retirement obligation changed as follows:

December 31,	2008	2007
Beginning of year	$861,488	$1,199,142
Increase in liabilities	111,822	51,853
Changes in estimate	727,286	(465,444)
Disposal of asset and other	(125,588)	—
Asset retirement costs incurred	(117,677)	—
Accretion expense	63,359	75,937

	$1,520,690	$861,488

NYSE AMEX CORPORATE GOVERNANCE
     The Registrant’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:
Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.
Proxy Delivery Requirement: The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.
The foregoing are consistent with the laws, customs and practices in Canada.
     In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.petroflowenergy.com. Information contained on the Company’s website is not part of this Annual Report on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Undertaking
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in such securities.
Consent to Service of Process
     Petroflow Energy, Ltd. has previously filed a registration statement on Form F-X on June 10, 2008, in connection with the class of securities in relation to which the obligation to file this report arises.
     Any change to the name or address of the agent for service of process of Petroflow Energy, Ltd. shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report, to be signed on its behalf by the undersigned, thereto duly authorized.

PETROFLOW ENERGY LTD. Registrant
By:	/s/ John A. Melton
	Name:	John A. Melton
	Title:	Chief Executive Officer

Date: April 27, 2009

EXHIBIT INDEX
     The following exhibits have been filed as part of this Annual Report.

Exhibit Number	Exhibit Description

99.1	Annual Information Form, dated April 22, 2009

99.2	Management’s Discussion and Analysis for the year ended December 31, 2008

99.3	Audited Consolidated Financial Statements as at and for the year ended December 31, 2008, together with the auditor’s report thereon

99.4	Consent of Independent Auditors

995	Consent of Independent Reserve Engineers

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002